SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            Springs Industries, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class B Common Stock, $.25 par value
                      Class A Common Stock, $.25 par value
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                         (Title of Class of Securities)

                       851783 20 9 (Class B Common Stock)
                       851783 10 0 (Class A Common Stock)
               --------------------------------------------------
                                 (CUSIP Number)

                                Harry B. Emerson
                               The Springs Company
                             104 East Springs Street
                         Lancaster, South Carolina 29720
                                 (803) 286-3058
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 24, 2001
                         -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                         (Continued on following pages)

                               Page 1 of 9 Pages

            This Amendment No. 1 is filed by the Filing Group and amends the information contained in the following Items of the Schedule 13D filed by the Filing Group on February 27, 2001.

Item 2.     Identity and Background.
------      -----------------------

Item 2 of the Statement is hereby amended as follows:

            James Bradley is no longer a member of the Filing Group in his individual capacity and all references to Mr. Bradley in his individual capacity in this Statement are no longer applicable.

Item 3.     Source and Amount of Funds or Other Consideration.
------      -------------------------------------------------

Item 3 of the Statement is hereby amended as follows:

            The funds needed to effect the Recapitalization (as defined in Item 4 of this Statement), including refinancing certain of the Company's outstanding indebtedness, are approximately $1,248 million. An executed commitment letter to Heartland Springs Investment Company, a South Carolina corporation formed solely to effect the Recapitalization ("Heartland Springs"), for a credit facility needed to effect the Recapitalization has been received from The Chase Manhattan Bank and J.P. Morgan Chase & Co. and is attached hereto as Exhibit 99.6 and incorporated herein by reference. In addition, an executed commitment letter to Heartland Springs for a $225 million equity commitment has been received from Heartland and is attached hereto as Exhibit 99.7 and incorporated herein by reference.

Item 4.     Purpose of the Transaction.
------      --------------------------

Item 4 of the Statement is hereby amended as follows:

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


            On April 24, 2001, the Company and Heartland Springs entered into an agreement (the "Recapitalization Agreement") to effect a recapitalization (the "Recapitalization") of the Company in which each share of Common Stock not owned by the Filing Group, by Heartland (and its co-investors), by members of management with respect to shares they do not elect to convert into cash and by shareholders who exercise their dissenters' rights, would be converted into the right to receive $46.00 in cash. Immediately following the effective time of the Recapitalization, approximately 55% of the Company's common stock would be owned by the Filing Group and approximately 45% of the Company's common stock would be owned by Heartland.

            The Recapitalization Agreement provides that Heartland Springs would be merged with and into the Company and, as a result, (i) each share of Class A Common Stock and Class B Common Stock not owned by the Filing Group, by Heartland (and its co-investors), by members of management with respect to shares such members do not elect to convert into cash and by shareholders who exercise their dissenters' rights, would be converted into the right to receive $46.00 in cash, (ii) each share of Class A Common Stock and Class B Common Stock owned by the Filing Group, by Heartland (and its co-investors) and by members of management with respect to shares such members do not elect to convert into cash would remain outstanding and (iii) each share of common stock of Heartland Springs, all of which are held by Heartland and its co-investors, would be converted into one share of Class A Common Stock. It is anticipated that immediately following the effective time of the Recapitalization, each issued share of Class A Common Stock and Class B Common Stock would be converted into one share of common stock, par value $.25 per share ("New Common Stock"), of the Company and, as a result, each share of Class A Common Stock and Class B Common Stock would be no longer outstanding and would automatically be canceled and retired.

            The completion of the Recapitalization is subject to the satisfaction of the closing conditions set forth in the Recapitalization Agreement, including (i) shareholder approval of a charter amendment exempting the Company from the restrictions on business combinations contained in the South Carolina Code, (ii) shareholder approval of the Recapitalization Agreement, including the approval of a majority of votes cast by shareholders other than the Filing Group, Heartland (and its co-investors) and members of management who do not elect to convert shares into cash, (iii) the receipt of all necessary regulatory approvals and (iv) the obtaining of all necessary financing pursuant to definitive financing agreements.

            Upon consummation of the Recapitalization, the Class A Common Stock would be delisted from trading on the New York Stock Exchange, Inc., on which it currently trades under the symbol "SMI," and would become eligible for termination of registration under the Exchange Act. The board of directors of Heartland Springs immediately prior to the effective time of the Recapitalization would be the initial directors of the Company at the effective time, and the officers of the Company immediately prior to the effective time of the Recapitalization would continue to be the officers of the Company at and after the effective time.

            The description of the Recapitalization Agreement herein is qualified in its entirety by reference to the text thereof, which is attached hereto as Exhibit 99.8 and incorporated herein by reference. The Company's press release announcing the execution of the Recapitalization Agreement is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

            Concurrently with the signing of the Recapitalization Agreement, Heartland, entities affiliated with Heartland, the Filing Group and Heartland Springs have executed an agreement (the "Shareholders Agreement") to govern certain of their rights, duties and obligations relating to the Recapitalization and their ownership of the common stock of the Company following the effective time of the Recapitalization. The Shareholders Agreement provides that the board of directors of the Company would initially consist of six persons. Three of such persons would be chosen by the Filing Group and three would be chosen by Heartland. The rights of the Filing Group and Heartland to choose directors are subject to reduction if either the Filing Group or Heartland disposes of shares of common stock of the Company after the effective time of the Recapitalization in excess of certain limitations. Crandall C. Bowles would continue as the chief executive officer of the Company following the effective time of the Recapitalization and would be one of the directors chosen by the Filing Group.

            Any action by the board of directors would require the approval of a majority of the directors, with the exception of Specified Matters, for which the approval of at least two directors chosen by the Filing Group and two directors chosen by Heartland would be required. In the event that the six directors are evenly divided with respect to a proposed action and so long as Mrs. Bowles is the chief executive officer, the proposed action would be presented for approval to a committee (the "Special Approval Committee") consisting of Mrs. Bowles, one director chosen by the Filing Group and one director chosen by Heartland. The proposed action would be deemed approved by the board of directors of the Company if it is approved by at least two of the directors serving on the Special Approval Committee.

            In the event that Mrs. Bowles ceases to be the chief executive officer, a new chief executive officer would be appointed who is acceptable to both the directors chosen by the Filing

Group and the directors chosen by Heartland, and the board of directors would be enlarged to include the chief executive officer as a seventh director. However, any Specified Matter would still require the separate approval of at least two directors chosen by the Filing Group and two directors chosen by Heartland.

            The Shareholders Agreement also provides for (i) a new charter that, among other things, would convert Class A Common Stock and Class B Common Stock into New Common Stock and exempt the Company from the control share acquisition and business combination provisions of the South Carolina Code, (ii) a yearly cash dividend on the New Common Stock of $1.20 per share, (iii) preemptive rights for the Filing Group and Heartland, (iv) Heartland, under certain circumstances, to purchase additional shares of common stock of the Company, (v) a prohibition on the transfer of shares of common stock of the Company by the Filing Group or Heartland except to certain permitted transferees, (vi) the Company, upon demand, to register shares of common stock of the Company owned by the Filing Group and/or Heartland under the Securities Act of 1933 for public sale after the third anniversary of the effective time of the Recapitalization and (vii) the Filing Group or Heartland, after the fifth anniversary of the effective time of the Recapitalization and assuming that certain other conditions are met, to initiate a transaction that allows for the realization of the value of its investment in the Company by means of a purchase by the Filing Group or Heartland of the other's equity in the Company, a recapitalization of the Company or the sale of the Company to a third party.

            The description of the Shareholders Agreement herein is qualified in its entirety by reference to the text thereof, which is attached hereto as
Exhibit 99.10 and incorporated herein by reference.

Item 5.      Interest in Securities of the Issuer.
------       ------------------------------------

Item 5 of the Statement is hereby amended as follows:

            According to the Company's annual report on Form 10-K for the fiscal year ended December 30, 2000, as of March 22, 2001, there were issued and outstanding 10,790,474 shares of Class A Common Stock and 7,151,563 shares of Class B Common Stock. The members of the Filing Group beneficially own an aggregate of 7,149,291 shares of Class B Common Stock and 171,488 shares of Class A Common Stock, representing approximately 99.9% of the shares of Class B Common Stock and 1.6% of the Class A Common Stock outstanding as of March 22, 2001.

Item 6.     Contracts, Arrangements, Understandings or Relationships With
------      --------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

Item 6 of the Statement is hereby amended as follows:

            Pursuant to the Shareholders Agreement, each member of the Filing Group agreed that until the effective time of the Recapitalization, it would not transfer any shares of common stock of the Company, except (i) up to 1,086,956 shares of common stock, in the aggregate, may be transferred by the Filing Group and (ii) by intra-family gift, will or pursuant to the laws of descent and distribution, or to the intra-family beneficiary of a trust. Each member of the Filing Agreement also agreed that until October 24, 2001, it would vote its shares in favor of the Recapitalization and any other matter that would facilitate completion of the Recapitalization and against any alternative transaction. In addition, the Filing Group and Heartland agreed to vote their shares (i) to ensure that immediately after the effective time of the Recapitalization, the Company adopts the new charter and bylaws attached to the Shareholders Agreement, (ii) to ensure that the charter and bylaws thereafter facilitate compliance with the Shareholders

Agreement and do not conflict with the Shareholders Agreement and (iii) to amend the charter in certain respects in the event of an initial public offering of the New Common Stock or an offering of the New Common Stock pursuant to a demand registration. The Filing Group and Heartland also agreed to vote their shares in accordance with the governance provisions provided by the Shareholders Agreement.

Item 7.     Material to be Filed as Exhibits.
------      --------------------------------

            Exhibit 99.6 Commitment Letter, dated as of April 24, 2001, to ------------ Heartland Springs Investment Company from The Chase
                          Manhattan Bank and J.P. Morgan Chase & Co., a division of Chase Securities Inc.
            Exhibit 99.7 Commitment Letter, dated as of April 24, 2001, to ------------ Heartland Springs Investment Company from Heartland
                          Industrial Partners, L.P.
            Exhibit 99.8 Recapitalization Agreement, dated as of April 24, ------------ 2001, by and between Springs Industries, Inc. and
                          Heartland Springs Investment Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Springs Industries, Inc. filed with the Securities and Exchange Commission on April 30, 2001).
            Exhibit 99.9 Press Release, dated April 25, 2001 (incorporated ------------ by reference to Exhibit 99.1 of the Current Report on
                          Form 8-K of Springs Industries, Inc. filed with the Securities and Exchange Commission on April 30, 2001).
            Exhibit 99.10 Shareholders Agreement, dated as of April 24, 2001, ------------- by and among the Persons listed on the signature pages thereof.

                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 30, 2001

Crandall C. Bowles*                                 Trust No. 3-6*
Frances A. Close*                                   Trust No. 11-A-6*
Leroy S. Close*                                     Trust No. 11-B-6*
Patricia Close*                                     Trust No. 11-C-6*
Elliott S. Close*                                   Trust No. 12-6*
Hugh W. Close, Jr.*                                 Trust No. T-7*
Derick S. Close*                                    Trust No. 3-7*
Katherine A. Close*                                 Trust No. 11-A-7*
Anne S. Close*                                      Trust No. 11-B-7*
The Springs Company*                                Trust No. 11-C-7*
Kanawha Insurance Company*                          Trust No. 12-7*
Trust No. 3-M*                                      Trust No. 8-M*
Trust No. T-3*                                      Trust No. T-8*
Trust No. 3-3*                                      Trust No. 3-8*
Trust No. 11-A-3*                                   Trust No. 11-A-8*
Trust No. 11-B-3*                                   Trust No. 11-B-8*
Trust No. 11-C-3*                                   Trust No. 11-C-8*
Trust No. 12-3*                                     Trust No. 12-8*
Trust No. 4-M*                                      Trust No. 9-M*
Trust No. T-4*                                      Trust No. T-9*
Trust No. 3-4*                                      Trust No. 3-9*
Trust No. 11-A-4*                                   Trust No. 11-A-9*
Trust No. 11-B-4*                                   Trust No. 11-B-9*
Trust No. 11-C-4*                                   Trust No. 11-C-9*
Trust No. 12-4*                                     Trust No. 12-9*
Trust No. 5-M*                                      Trust No. 10-M*
Trust No. T-5*                                      Trust No. 10-A*
Trust No. 3-5*                                      Trust No. 10-D*
Trust No. 11-A-5*                                   Trust No. 10-E*
Trust No. 11-B-5*                                   Trust No. 11-A-10*
Trust No. 11-C-5*                                   Trust No. 11-B-10*
Trust No. 12-5*                                     Trust No. 11-C-10*
Trust No. 6-M*                                      Trust No. 12-10*
Trust No. T-6*

                                                    *By: /s/ Harry B. Emerson
                                                         ----------------------
                                                         Name: Harry B. Emerson
                                                         Attorney-in-fact